UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 __________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

 __________________________________________
Senior Credit Investments, LLC
(Name of Issuer)

Common Limited Liability Company Units
(Title and Class of Securities)

None
(CUSIP Number)

Turner Herbert
Abu Dhabi Investment Authority
211 Corniche
PO Box 3600
Abu Dhabi, United Arab Emirates
+971 2 4150000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 7, 2023
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. None

(1)	Name of Reporting Persons: Abu Dhabi Investment Authority
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,516
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 29,958
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,958
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 96.8% (2)
(14)	Type of Reporting Person (See Instructions): OO (3)

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 30,958 Common Limited Liability Company Units of Senior Credit Investments, LLC (the “Issuer”) outstanding as of December 7, 2023, based on information received from the Issuer.
(3) Abu Dhabi Investment Authority (“ADIA”) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (“the Government”) as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

CUSIP No. None

(1)	Name of Reporting Persons: Platinum International Investment Holding RSC Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,516
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 29,958
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,958
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 96.8% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 30,958 Common Limited Liability Company Units of the Issuer outstanding as of December 7, 2023, based on information received from the Issuer.

Schedule 13D
CUSIP No. None

(1)	Name of Reporting Persons: Platinum Falcon B 2018 RSC Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,516
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 29,958
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,958
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 96.8% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 30,958 Common Limited Liability Company Units of the Issuer outstanding as of December 7, 2023, based on information received from the Issuer.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D relates are the Common Limited Liability Company Units (the “Common Units”) of Senior Credit Investments, LLC (the “Issuer”), a Delaware limited liability company. The address of the principal executive offices of the Issuer is 520 Madison Avenue, 12th Floor, New York, NY 10022.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by the Abu Dhabi Investment Authority, a public institution established under the laws of the Emirate of Abu Dhabi (“ADIA”), Platinum International Investment Holding RSC Limited, a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, the United Arab Emirates (“Platinum Holding”), and Platinum Falcon B 2018 RSC Limited, a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, the United Arab Emirates (“Platinum Falcon”, and together with Platinum Holding and ADIA, the “Reporting Persons”).  Platinum Holding is the sole owner of Platinum Falcon and ADIA is the sole owner of Platinum Holding.  The board of directors of ADIA does not involve itself in ADIA’s investment and operational decisions, for which the Managing Director of ADIA is responsible under law. The Investment Committee of ADIA assists the Managing Director with investment decisions. Schedule 1 hereto sets forth the names and other required information regarding the Managing Director and the members of the Investment Committee of ADIA (collectively, the “ADIA Scheduled Persons”). Schedule 2 hereto sets forth the names and other required information regarding the executive officers and the members of the board of directors of Platinum Holding (the “Platinum Holding Scheduled Persons”).  Schedule 3 hereto sets forth the names and other required information regarding the executive officers and the members of the board of directors of Platinum Falcon (the “Platinum Falcon Scheduled Persons”, and together with the Platinum Holding Scheduled Persons and ADIA Scheduled Persons, the “Scheduled Persons”).  Except as disclosed herein, none of the Scheduled Persons beneficially owns any securities of the Issuer.

(b) The principal business address of ADIA is 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates. The principal business address of Platinum Holding is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.  The principal business address of Platinum Falcon is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(c) ADIA was established in 1976 to invest funds on behalf of the Government of the Emirate of Abu Dhabi (the “Government”), to make available the necessary financial resources to secure and maintain the future welfare of the Emirate of Abu Dhabi. ADIA carries out its investment program independently and without reference to the Government or other entities that also invest on the Government’s behalf. Platinum Holding is wholly owned by ADIA and wholly owns Platinum Falcon, whose principal business is the investing of funds made available to Platinum Falcon by ADIA.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	ADIA – Abu Dhabi, United Arab Emirates

2.	Platinum Holding – Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates

3.	Platinum Falcon – Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information in Item 4 is incorporated herein by reference. The Common Units of the Issuer were purchased by Platinum Falcon with the working capital of Platinum Falcon.

ITEM 4.	PURPOSE OF TRANSACTION

The information in Item 6 is incorporated herein by reference.

Subscription Agreement

On July 17, 2023, Platinum Falcon entered into a subscription agreement (the “Subscription Agreement”) with the Issuer, Jefferies Credit Partners BDC Inc., and Jefferies Credit Management Holdings LLC (“HoldCo”).  Pursuant to the Subscription Agreement, Platinum Falcon has agreed to purchase Common Units of the Issuer each time the Issuer delivers a notice (a “Notice”) to Platinum Falcon in an aggregate amount equal to $300 million (the “Commitment”), provided that Platinum Falcon will have the option, at its election in writing to Jefferies Credit Management LLC, the investment manager of the Issuer (the “Adviser”), to increase the Commitment up to an aggregate amount of $625 million.  Pursuant to the Subscription Agreement, Notices will be delivered to Platinum Falcon at least seven business days prior to the date on which Platinum Falcon is obligated to purchase Common Units (the “Purchase Date”).
On November 28, 2023, the Issuer delivered a Notice to Platinum Falcon to purchase Common Units in an aggregate amount equal to $56,000,000 (the “First Purchase Amount”) with a Purchase Date of December 7, 2023.  On December 5, 2023, Platinum Falcon paid the First Purchase Amount to the Issuer to purchase 29,958 Common Units at a per Common Unit purchase price of $1,869.23, with such price and number of Common Units being determined by the Issuer on December 7, 2023.  No fractional Common Units were issued and $1,607.66 of the First Purchase Amount was remitted to Platinum Falcon.

Pursuant to the Amended and Restated Limited Liability Company Agreement of the Issuer, dated July 17, 2023 (the “LLC Agreement”), the prior written consent of the Issuer, which will not be unreasonably withheld, will be required for any transfer of Common Units, including a transfer of solely an economic interest in the Issuer.  Platinum Falcon may, however, transfer Common Units to an affiliate as long as such transfer otherwise complies with the requirements of the LLC Agreement.
Pursuant to the Subscription Agreement, Platinum Falcon may not transfer its Common Units without complying with the provisions of the governing documents of the Issuer.  Under the governing documents of the Issuer, the prior written consent of the Issuer is required for any transfer of Common Units prior to the listing of the shares of Common Units on a national securities exchange, if any. Notwithstanding the foregoing, however, prior to the listing of the shares of Common Units on a national securities exchange, if any, Platinum Falcon is permitted under the governing documents and the Letter Agreement (as defined herein) to transfer all or part of its Common Units, provided that (i) the Issuer provides prior written consent to any such transfer, which shall not be unreasonably withheld or delayed, (ii) any purported transferee satisfies applicable eligibility and/or suitability requirements and (iii) any such transfer is made in connection with transactions exempt from, or not subject to, the registration requirements of the Securities Act of 1933, as amended.

Voting Trust Agreement

On July 17, 2023, Platinum Falcon entered into a voting trust agreement (the “Voting Trust Agreement”) with Delaware Trust Company (the “Trustee”) and Glass, Lewis & Co., LLC (the “Voting Consultant”).  Pursuant to the Voting Trust Agreement, (i) Platinum Falcon irrevocably transferred and assigned its voting and consent rights with respect to the Common Units beneficially owned by it and additional Common Units of which it becomes the beneficial owner during the term of the Voting Trust Agreement in excess of 4.9% of the outstanding Common Units of the Issuer (such Common Units of the Issuer in excess of 4.9% of the outstanding Common Units of the Issuer, the “Subject Shares”) to the Trustee and (ii) the Voting Consultant agreed to analyze any matters requiring the owner of the Subject Shares to vote or consent in its capacity as an equity holder and to provide a recommendation to the Trustee of how to vote or consent with respect to such voting or consent matters.  The Trustee is obligated to act in accordance with the voting or consent recommendation made by the Voting Consultant and will not provide a vote or consent on behalf of Platinum Falcon if the Voting Consultant fails to provide a voting or consent recommendation to the Trustee on or prior to the deadline for submission of such vote or consent.
Pursuant to the Voting Trust Agreement, Platinum Falcon retains the right to sell or otherwise transfer the Subject Shares at any time in its sole discretion, subject to any transfer restrictions contained in the governing documents of the Issuer and under applicable law.  Upon the transfer by Platinum Falcon of any Subject Shares to an unaffiliated third party, such shares shall no longer be subject to the Voting Trust Agreement.  The Voting Trust Agreement may be terminated (i) at the option of Platinum Falcon with 10 business days prior written notice to the Trustee and Voting Consultant, upon July 1 or December 31 of any year, (ii) at the option of Platinum Falcon,  upon Platinum Falcon owning less than 5% of the outstanding Common Units of the Issuer, (iii) in connection with certain transfers of Common Units by Platinum Falcon and (iv) upon 10 business days written notice delivered by Platinum Falcon to the Trustee and Voting Consultant following the failure to agree to the renewal or extension of the term for the Trustee or Voting Consultant.

The foregoing description of the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Trust Agreement, which is filed as Exhibits 99.2 and is incorporated herein by reference.
Further, on July 17, 2023, in exchange for entering into the Subscription Agreement and its purchase commitments pursuant to the Subscription Agreement, Platinum Falcon received a membership interest in HoldCo.  HoldCo’s sole asset is a membership interest in the Adviser.
The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and any applicable trading restrictions, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer or may determine to sell or redeem or otherwise dispose of all or some of the Issuer’s securities.  Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision.
Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Units, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management of the Issuer and/or the Issuer’s Board of Directors (the “Board”), engaging in discussions with other shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, Board composition or operations of the Issuer or changing their intention with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 30,958 Common Units of the Issuer outstanding as of December 7, 2023, based on information received from the Issuer.  The Common Units reported herein are directly held and beneficially owned by Platinum Falcon.  Platinum Holding, the sole owner of Platinum Falcon, may be deemed to beneficially own the Common Units directly held by Platinum Falcon.  ADIA, the sole owner of Platinum Holding, may be deemed the beneficial owner of the Common Units directly held by Platinum Falcon. The information in Item 4 regarding voting power over the Common Units reported herein under the Voting Trust Agreement and the termination provisions of the Voting Trust Agreement are incorporated herein by reference.

(c) The information in Items 3 and 4 are incorporated herein by reference. Except as disclosed in this Schedule 13D, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information in Item 4 is incorporated herein by reference.

Letter Agreement

On July 17, 2023, Platinum Falcon entered into a letter agreement (the “Letter Agreement”) with the Issuer, the Adviser, HoldCo and Jefferies Credit Partners LLC pursuant to which Platinum Falcon received, among other things, certain rights and representations related to the Common Units and the governance of the Issuer, including: (i) consent by the Issuer and the Adviser to any transfer of Common Units by Platinum Falcon to certain affiliates for tax and related reasons, provided that such transfer complies with certain requirements, limitations and conditions and the governing documents of the Issuer, (ii) subject to the prior written consent of the Issuer and certain limitations and conditions, including compliance with the governing documents of the Issuer, a right to transfer all or some of its Common Units to a third-party to avoid certain adverse tax consequences, (iii) a board observer right whereby Platinum Falcon is permitted to designate one non-voting observer to the Issuer’s Board and the right to appoint a successor Board observer designee in the event Platinum Falcon’s designee is removed or resigns, (iv) a requirement that the Adviser may not terminate the Investment Advisory Agreement with the Issuer (except if necessary or advisable to comply with any applicable law or regulatory requirements) without the prior written consent of Platinum Falcon, which consent shall not be unreasonably withheld or delayed, (v) a confirmation from the Adviser that the Issuer will not invest in any assets that are expected to produce income that is not expected to be entitled to the portfolio interest exemption under the Internal Revenue Code, subject to a de minimis exemption, and (vi) an agreement by the Issuer to provide Platinum Falcon, upon reasonable request and written notice, quarterly liquidity up to the amount of available uncommitted capital following Platinum Falcon’s purchase of Common Units in the amount of at least $300 million.

The Voting Trust Agreement is filed as Exhibit 99.2 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2	Voting Trust Agreement, dated July 17, 2023, by and among Delaware Trust Company, as trustee, Platinum Falcon B 2018 RSC Limited, and Glass, Lewis & Co., LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 13, 2023

ABU DHABI INVESTMENT AUTHORITY
By:	/s/ Hamad Shahwan AlDhaheri
Name:	Hamad Shahwan AlDhaheri
Title:	Authorized Signatory

By:	/s/ Saif Surour AlMashghouni
Name:	Saif Surour AlMashghouni
Title:	Authorized Signatory
PLATINUM INTERNATIONAL INVESTMENT HOLDING RSC LIMITED
By:	/s/ Ahmed Salem Abdulla AlNeyadi
Name:	Ahmed Salem Abdulla AlNeyadi
Title:	Authorized Signatory

By:	/s/ Mubarak Awad Qanazel AlAmeri
Name:	Mubarak Awad Qanazel AlAmeri
Title:	Authorized Signatory

PLATINUM FALCON B 2018 RSC LIMITED
By:	/s/ Ahmed Salem Abdulla AlNeyadi
Name:	Ahmed Salem Abdulla AlNeyadi
Title:	Authorized Signatory

By:	/s/ Mubarak Awad Qanazel AlAmeri
Name:	Mubarak Awad Qanazel AlAmeri
Title:	Authorized Signatory

SCHEDULE 1

Schedule 1 sets forth the Managing Director and the members of the Investment Committee of ADIA.

Name	Business Address	Present Principal Occupation	Citizenship
H.H. Sheikh Hamed bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Managing Director and Investment Committee Member	United Arab Emirates
H.H. Sheikh Mohammed bin Khalifa bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
H.E. Khalil Mohammed Sharif Foulathi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Majed Salem Khalifa Rashed Alromaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Khalifa Matar Khalifa Saif Almheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Hamad Shahwan Surour Shahwan Aldhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Dhaen Mohamed Al Hameli	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Nasser Shotait Al Ketbi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Mohamed Rashid Al Mheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Juma Khamis Al Khyeli	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates

SCHEDULE 2

Schedule 2 sets forth the executive officers and the members of the board of directors of Platinum Holding.

Name	Business Address	Present Principal Occupation	Citizenship
Sultan Ahmed Abdulla Alawi Al Junaibi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mubarak Awad Qanazel Khniban AlAmeri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Hamad Shahwan Surour Shahwan AlDhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Saif Surour Omair Maaded AlMashghouni	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mohamed Fahed Mohamed Abdulla AlMazrouei	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Salem Abdulla Melaih AlNeyadi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Rawdha Abdulrahman Abdulla Sultan AlRumaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Masaood Ahmed AlMasaood AlMehairbi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates

SCHEDULE 3

Schedule 3 sets forth the executive officers and the members of the board of directors of Platinum Falcon.

Name	Business Address	Present Principal Occupation	Citizenship
Sultan Ahmed Abdulla Alawi Al Junaibi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mubarak Awad Qanazel Khniban AlAmeri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Hamad Shahwan Surour Shahwan AlDhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Saif Surour Omair Maaded AlMashghouni	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mohamed Fahed Mohamed Abdulla AlMazrouei	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Salem Abdulla Melaih AlNeyadi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Rawdha Abdulrahman Abdulla Sultan AlRumaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Masaood Ahmed AlMasaood AlMehairbi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Common Units of Senior Credit Investments, LLC. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 13th day of December, 2023.

ABU DHABI INVESTMENT AUTHORITY
By:	/s/ Hamad Shahwan AlDhaheri
Name:	Hamad Shahwan AlDhaheri
Title:	Authorized Signatory

By:	/s/ Saif Surour AlMashghouni
Name:	Saif Surour AlMashghouni
Title:	Authorized Signatory
PLATINUM INTERNATIONAL INVESTMENT HOLDING RSC LIMITED
By:	/s/ Ahmed Salem Abdulla AlNeyadi
Name:	Ahmed Salem Abdulla AlNeyadi
Title:	Authorized Signatory

By:	/s/ Mubarak Awad Qanazel AlAmeri
Name:	Mubarak Awad Qanazel AlAmeri
Title:	Authorized Signatory

PLATINUM FALCON B 2018 RSC LIMITED
By:	/s/ Ahmed Salem Abdulla AlNeyadi
Name:	Ahmed Salem Abdulla AlNeyadi
Title:	Authorized Signatory

By:	/s/ Mubarak Awad Qanazel AlAmeri
Name:	Mubarak Awad Qanazel AlAmeri
Title:	Authorized Signatory